Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 14, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 880
     Global High Dividend & Growth Blueprints(R)Select Portfolio, Series 4
                              File No. 333-179474
--------------------------------------------------------------------------------

 Dear Mr. Bartz:

     This letter is in response to the questions and comments that you raised during our telephone conversation on March 8, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 880, filed with the Securities and Exchange Commission (the "Commission") on March 7, 2012. The registration statement offers the Global High Dividend & Growth Blueprints(R) Select Portfolio, Series 4 (the "Trust"). This letter serves to respond to your questions and comments concerning the Security Selection and Hypothetical Performance Information sections of the registration statement.

SECURITY SELECTION
------------------

GUGGENHEIM ABC HIGH DIVIDEND STRATEGY
--------------------------------------

     1. Rank on Fundamentals - In the third sentence of the third bullet point, please specify what determines whether quarterly or semi-annual filings will be used.

     Response: The disclosure has been revised to state: "Sales per-share is the trailing 12 months of sales from the most recent trailing quarterly or semi-annual filings, whichever is most current, divided...."

     2. Selection - In the first sentence, please further define "dividend yielding" to disclosure what the dividend yield is based on.

     Response: The disclosure has been revised to state: "Select from the sub-universe the top twenty dividend yielding securities based on the `indicated dividend yield' as provided by Bloomberg L.P. and equally weight these securities as of the Security Selection Date. Selected securities must adhere...."

     Please note that "indicated dividend yield" is calculated by Bloomberg using:

     a) Indicated annual dividend rate for companies with regular payment policies, i.e., periodic payments that follow the same rate per share until raised or lowered. The indicated rate is the most recent regular dividend annualized based on the number of payments per year and then divided by current stock price at time of selection.

     b) Trailing twelve months rate for companies with non-regular payment amounts. This is common in many countries, like Brazil, where the companies pay twice a year based on the recent level of income. Because there is no fixed payment amount to simply annualize, the trailing twelve months rate is used.

     In both cases, the yield is set to zero if the most recent periodic payment (monthly, quarterly, semi-annual or annual, according to the company policy) has been omitted. In addition, in both cases, "special" dividends, i.e., payments that management has designated as "special" because they are non-recurring, are ignored.

GUGGENHEIM INFLATION DEFENSE & DIVIDEND STRATEGY
------------------------------------------------

     3. Please apply the comments to the Guggenheim ABC High Dividend Strategy to this strategy, as applicable.

     Response: This disclosure has been revised as requested.

     4. Define Sub-Universe - In the fourth bullet point, please add "public" before "securities exchanges."

     Response: This disclosure has been revised as requested.

     5. Selection - In the first sentence, please clarify whether this strategy selects 30 or 120 securities.

     Response: This disclosure has been revised to state: "Select from the sub-universe the thirty top dividend yielding securities combined from the
Sleeves...."

     6. Selection - In the parenthetical in the first sentence, please delete "or zero" or explain why zero may be possible.

     Response: Yields may be zero for some securities. Some of the targeted industries are small niche areas and may not have enough dividend paying companies in the universe that pass the screening steps and, therefore, non-dividend companies may be included.

     7. Selection - In the fourth bullet point, please explain why only the Agriculture and Precious Metal Sleeves discuss the possibility of not reaching their target sleeve weightings and exactly how substitute securities would be selected.

     Response: Only the Agriculture and Precious Metal Sleeves discuss the possibility of not reaching their target sleeve weightings because the number of available securities in the those sleeves is smaller, which means that it is possible that not enough securities will be available after all of the screening steps are performed. The other two sleeves, Energy and Mining, are broader sectors and have vastly more available securities, both currently and in the past during backtesting. Enough securities will be available for selection from the Energy and Mining Sleeves after all the screening steps are performed.

     With regard to the disclosure about substitute security selection, the disclosure has been revised to state:

     If there are not enough sub-universe securities in the Agriculture or Precious Metals Sleeves, then additional securities are selected from the Energy and Mining Sleeves. If there is an even number of substitute securities needed, then the next highest yielding securities will be chosen from the Energy and Mining Sleeves equally. If there is an odd number of substitute securities needed, then (a) if applicable, the even number of the substitute securities needed will be chosen by the next highest yielding securities from the Energy and Mining Sleeves equally and (b) the remaining substitute security will be chosen by the next highest yielding security from either the Energy and Mining Sleeves.

ZACKS INCOME ADVANTAGE STRATEGY
-------------------------------

     8. In the first sentence of the third paragraph, please add "public" before "North American securities exchange."

     Response: This disclosure has been revised as requested.

     9. In the second sentence of the third paragraph, please delete "exchange-traded funds," add it to the paragraph above or explain why it should only appear in this list.

     Response: The phrase "exchange-traded funds" has been deleted.

     10. MLP Segment - In the second bullet point, the disclosure seems to indicate that Canadian MLPs that trade on Canadian exchanges would report to the New York Stock Exchange or the Nasdaq Stock Market. If this is not the case, please revise the disclosure.

     Response: Canadian exchanges were not listed because MLPs do not trade in Canada and can only trade in the United States.


HYPOTHETICAL PERFORMANCE INFORMATION
------------------------------------

     11. Please add a "+" next to "2002" in the "Hypothetical Comparison of Total Return" table.

     Response: This disclosure has been added as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                          Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren